Filed Pursuant to Rule 424(b)(3)
File No. 333-156450

Prospectus Supplement No. 2

(to prospectus dated December 31, 2008, as supplemented on January 12, 2009)

3,710,825 SHARES

COMMON STOCK

This prospectus supplement supplements information contained in the prospectus dated December 31, 2008 as supplemented on January 12, 2009, referred to as the “prospectus,” relating to the resale by selling security holders of up to 3,710,825 shares of our common stock, $.0001 par value, issuable upon the exercise of warrants issued in connection with a financing transaction in June 2008. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The statements contained in this prospectus supplement are deemed to be made throughout the prospectus and shall modify or supersede any conflicting statements contained in the prospectus, in each case to the extent applicable.

Investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 4 of the prospectus for a discussion of risks that you should consider prior to investing in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is February 4, 2009.

Amendment to StaffBridge Note

Effective December 31, 2008, the note payable to the former shareholders of StaffBridge, Inc., referred to as the StaffBridge note, was amended pursuant to a Debt Extension Agreement dated December 31, 2008 to provide that the outstanding amount due under the StaffBridge note will be paid as follows: $100,000 will be paid on or about December 31, 2008 and the remaining balance will be paid in four equal quarterly payments of $59,172.50 beginning on March 31, 2009 and ending on December 31, 2009.

Agreement With XRoads and Appointment of Interim Chief Operating Officer

On January 13, 2009, we entered into a letter agreement, referred to as the XRoads agreement, with XRoads Solutions Group, LLC, referred to as XRoads. Pursuant to the XRoads agreement, among other matters, XRoads agreed to provide the services of Brian Delle Donne to serve as our Interim Chief Operating Officer. In this capacity, Mr. Delle Donne has direct responsibility over our day to day operations and reports to Michael D. Traina, our Chief Executive Officer. XRoads will submit bi-weekly oral or written progress reports to our board of directors.

We agreed to pay XRoads $50,000 per month for each of the first four months of Mr. Delle Donne’s services and the parties will mutually agree to a new fee structure in the event Mr. Delle Donne serves beyond that period. We also agreed to pay XRoads a monthly fee based upon achievement of certain increases in our earnings before interest, taxes, depreciation and amortization, calculated pursuant to the XRoads agreement, referred to as our EBITDA. Such fee will be equal to 10% of increases in our monthly EBITDA during the term of XRoads’ services over our EBITDA for the month ended January 31, 2009, capped at $50,000 per month. We agreed to pay reasonable expenses incurred by XRoads for services related to the XRoads agreement. As of the date of this prospectus supplement, pursuant to the XRoads agreement, we paid XRoads $50,000 for the first monthly fee and a $10,000 retainer for reimbursement of expenses. Any amounts not paid by us when due pursuant to the XRoads agreement will bear interest at an annual rate of 12% or the maximum rate allowed by law, whichever is less.

In addition, we agreed to issue XRoads a warrant to purchase up to 100,000 shares of our common stock at the exercise price of $0.12 per share. Such warrant will be held in escrow, to be released within 120 days of the date of the XRoads agreement, and will be exercisable upon such release through December 31, 2010. In the event the XRoads agreement is extended, we agreed to issue an additional warrant to purchase 75,000 shares of our common stock with an expiration date of April 30, 2011.

In the event we elect to pursue a financing (either in the form of debt or equity) within one year of the date of the XRoads agreement, XRoads will serve as our non-exclusive financial advisor for such financing in accordance with the terms of the XRoads agreement. If such financing is consummated pursuant to the terms set forth in the XRoads agreement, we agreed to pay XRoads a transaction fee based on the type and value of the transaction. The transaction fee will be prorated accordingly in the event we retain an additional financial advisor in connection with the transaction, but such fee will not be less than $75,000 if XRoads’ efforts result in an bona fide financing alternative for us.

The term of the XRoads agreement commenced on January 13, 2009 and will continue for four months. The XRoads agreement may be terminated by either us or XRoads at any time with at least thirty days prior written notice. In the event of a material breach of the XRoads agreement by either party, including, but not limited to, our failure to promptly pay amounts due for services rendered or for reimbursement of expenses, the non-breaching party may terminate the XRoads agreement at any time thereafter upon 5 days advance notice.

In accordance with the XRoads agreement, Mr. Delle Donne has been serving as our Chief Operating Officer since January 13, 2009. Mr. Delle Donne, age 52, has served as a Principal at XRoads, an operational and performance improvement advisory firm, since June of 2008. Mr. Delle Donne also has served as a director of UMS Group, Inc., a global management consulting firm, since 1999. Mr. Delle Donne served as the Executive Vice President and Chief Operating Officer of Computer Horizons Corporation, an information technology staffing and solutions provider, from 2005 through 2007. Mr. Delle Donne worked as a private consultant following his service with Computer Horizons Corporation until joining XRoads. He also served as Executive Vice President and Chief Operating Officer of RCM Technologies, Inc., a staffing services provider for various markets, from 1998 through 2005. He served as Director and Member of the Executive Committee of RCM Technologies, Inc. from 2000 through 2004. Mr. Delle Donne is a graduate of Brown University.

Amendment to Term Note

On January 29, 2009, in order to assist us in making the payments under the XRoads agreement, we and ComVest Capital, LLC, referred to as ComVest, entered into Amendment No. 1, referred to as the amendment, to the Term Note, referred to as the Term Note, issued by us to ComVest pursuant to the Revolving Credit and Term Loan Agreement dated as of June 20, 2008. The outstanding principal amount of the Term Note is payable in monthly installments, referred to as the Term Note installments, in an amount equal to the greater of (i) $200,000 less the amount of interest accrued during the preceding month or (ii) the amount equal to (a) the lesser of $450,000 or certain royalties, use fees and/or other such payments collected by us, referred to as the royalties, during the preceding month less (b) the amount of interest accrued during the preceding month (but not greater than the principal balance of the Term Note).

Pursuant to the amendment, the Term Note installments due and payable on each of February 1, 2009, March 1, 2009, April 1, 2009 and May 1, 2009, respectively, will be reduced by an amount equal to the positive difference (if any) of (i) the lesser of (a) $50,000 or (b) the amount paid or payable by us to XRoads during the immediately preceding calendar month pursuant to the XRoads agreement, minus (ii) the amount (if any) by which the aggregate royalties collected during the immediately preceding calendar month exceeded $450,000. After the effective date of any termination of the XRoads agreement, no reduction in any subsequent Term Note installments will be permitted and, notwithstanding any extension of the services of Mr. Delle Donne beyond the initial four month term of the XRoads agreement, ComVest will not be obligated to reduce any further Term Note installments.

The amendment also contains ComVest’s acknowledgment and consent to our amendment of the payment terms and payment schedule of the StaffBridge note, as described above under “Amendment to StaffBridge Note.”

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